Exhibit 99.1

September 1, 2023

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, it is hereby informed that Wipro Limited (“Company”) has signed a definitive agreement on September 1, 2023, to subscribe for the equity share capital in FPEL Ujwal Private Limited as detailed in the enclosed Annexure-1.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

Annexure - 1

Disclosure under Regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1	Target Name	FPEL Ujwal Private Limited (“FPEL”)

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired	No

3	Industry of Target entity	Generation of solar energy and other sources of renewable energy.

4	Acquisition objectives and Impact of acquisition	To enhance the proportion of usage of renewable energy for our offices in Karnataka. This project is expected to help us move closer to our goal of becoming Net Zero by 2040 and 100% renewable energy for purchased electricity by 2030.

5	Government or regulatory approval required	None

6	Indicative time period for completion of acquisition	The transaction is expected to be completed before 31st May 2024

7	Nature of consideration	Cash

8	Cost of acquisition and / or the price at which the shares are acquired	A total consideration of Rs. 6,30,80,000 (Rupees Six Crore Thirty Lakhs and Eighty Thousand). The Company has signed an agreement to subscribe up to 9.95% stake in FPEL.

9	Percentage of shareholding acquired	Up to 9.95%

10	Target Information	FPEL was incorporated on 4th February 2022 and is a Special Purpose Vehicle formed by Fourth Partner Energy Private Limited for the purpose of setting up captive solar power project in Karnataka. The first audited financial statements of FPEL for the FY 2022-23, are under preparation and not yet finalized.